

16014483

'EDSTATES
.XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	NJ	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public


JAWANA C. RICHARDSON
Notary Public N.Y. State
Expires 2/23/18
NO. 01R16001167

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Cushman & Wakefield Securities, Inc.

December 31, 2015

With Report of Independent Registered Public Accounting Firm

SEC I.D. No. 8-65606

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2015

Contents


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cushman & Wakefield Securities, Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Cushman & Wakefield Securities, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2016

WithumSmith+Brown, PC One Spring Street, New Brunswick, New Jersey 08901-2276 **T** (732) 828 1614 **F** (732) 828 5156 **withum.com**

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 2,370,466
Prepaid expenses	6,488
Tax Receivable	167,853
Total assets	$ 2,544,807
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 44,970
Accrued expenses and other current liabilities	44,930
Total liabilities	92,900
Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	–
Paid-in capital	25,000
Retained earnings	2,426,907
Total stockholder's equity	2,451,907
Total liabilities and stockholder's equity	$ 2,544,807

The accompanying notes are an integral part of this statement of financial condition.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2015

1. Description of Business

Cushman & Wakefield Securities, Inc. (the Company), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the Parent), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company arranges real estate financing with accredited investors through placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. In November 2012, the Company expanded its permitted activities to include certain additional service business lines; however, the Company has not yet commenced the expanded activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Any material events that occurred subsequent to December 31, 2015 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to this Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each Statement of Financial Condition date based on facts and circumstances known to us.

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes, which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc., through December 31, 2015.

Federal income taxes for the Company are provided for as if the Company was filing as a separate entity. The Company is included in combined state income tax returns with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established to offset their benefit. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash and accrued expenses, respectively.

3. Related Party Transactions

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated April 1, 2014 ("Agreement"), the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. For Company registered representatives who are members of the Parent's Corporate Finance & Investment Banking ("CFIB") business unit, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2015 was equal to 20.0% of CFIB's affiliated overhead expense based on the 2015 Annual Operating Plan. This percentage fee is calculated based on average revenue of the Company's registered representatives as a percentage of CFIB's total revenue for the past five years. For Company registered representatives who are members of the Parent's business units other than CFIB, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2015 was equal to 10% of the respective business unit's affiliated overhead expense based on the 2015 Annual Operating Plan.

The Due to Parent balance on the Statement of Financial Condition at December 31, 2015 primarily relates to Parent cost allocations, federal and certain unitary state income taxes, transaction costs, royalty fees and other fees paid by the Parent. Due to Parent balances are settled on a periodic basis. At December 31, 2015, $44,970 remains unpaid.

4. Income Taxes

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2015.

The Company is part of the Parent's consolidated tax return. The IRS audit on the Parent's 2009-2011 tax years has been closed with no audit change during 2015. The federal statute of limitations remains open for the Parent's 2012-2014 tax years as of December 31, 2015. For state and local income tax purposes, the Company is subject to a three-year statute of limitations.

5. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2015, there were no claims or suits involving the Company.

6. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) the "Rule," which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3 under provision (k)(2)(i).

At December 31, 2015, the Company had net capital of $2,275,066, which was $2,175,066 in excess of the required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2015 was 4.08%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition (continued)

7. Concentration of Credit Risk

The Company maintains its cash with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.